SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  October 19, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated October 19, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   October 19, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE Amex Equities: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529
News Release – October 19, 2012

Tanzanian Royalty Has Retained Venmyn Rand Limited to Prepare Mineral Resource Block Models and Updated Mineral Resource Statements for Tanzanian Royalty’s Buckreef Project in Tanzania

Venmyn Rand (Pty) Ltd. (Venmyn) has been retained by Tanzanian Royalty Exploration Corporation to prepare Canadian National Instrument (NI 43-101) compliant Mineral Resource block models and Mineral Resource estimates for its Buckreef Project in Tanzania. Venmyn has previously prepared N143-101 Independent Technical Reports (ITR) and a Preliminary Economic Assessment (PEA) on the Buckreef Project, which have been published on the System for Electronic Document Analysis and Retrieval (SEDAR). The PEA has formed the basis of a planned Preliminary Feasibility Study (PFS).

The previous ITRs were based on original Hellman and Schofield (2007) resource estimates using Multiple Indicator Kriging (MIK) techniques and in-house modeling programmes.  Venmyn utilised the 2007 resource estimates as the basis for the PEA and recommended that new Datamine™ block models be constructed for the Buckreef Project to eliminate any incompatibility with mine design scheduling programmes going forward into the PFS and ultimately the "Definitive Feasibility Study” (DFS). In addition, new exploration data from a recently completed Mineral Resource drilling programme is available and will be incorporated into a new and updated Mineral Resource estimate for the project.

Respectfully Submitted,

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.